Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 4, 2005 relating to the consolidated financial statements and consolidated financial statement schedule of Cox Radio, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142) and to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Cox Radio, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Atlanta, Georgia
December 6, 2005